SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
CURRENT REPORT

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Quarter ended September 30, 2000

WSi INTERACTIVE CORPORATION

Suite 200 - 1200 West Pender Street, Vancouver, BC V6E 2S9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file Annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 21, 2000

WSi INTERACTIVE CORPORATION
(Registrant)

By:/s/ THEO SANIDAS Name: Theo Sanidas Title: President
EXHIBIT INDEX
Exhibit No.	Description
Exhibit 99.1	WSi INTERACTIVE CORPORATION. Press Release dated November 20, 2000.
Exhibit 99.2	WSi INTERACTIVE CORPORATION. Schedule A Quarterly Report to September 30, 2000.
Exhibit 99.3	WSi INTERACTIVE CORPORATION. Schedule B, C Quarterly Report to September 30, 2000.